PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated May 28, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-295618

Secondary offering of up to 9,700,352 Class A ordinary shares offered by the Selling Shareholder

This Prospectus Supplement updates, amends and supplements the prospectus dated May 28, 2026 (the “Original Prospectus”), contained in our Post-Effective Amendment No. 2 to our Registration Statement on Form F-1, effective as of May 28, 2026 (Registration No. 333-295618) (the “Registration Statement”), relating to the resale, from time to time, by 3i, LP (“3i” or the “Selling Shareholder”), as a selling shareholder, of up to an aggregate of 9,700,352 shares of Class A ordinary shares, par value $0.0001 per share, of Blue Gold Limited, a Cayman Islands exempted company limited by shares (the “Company”), referred to herein as “Class A ordinary shares,” comprised of (i) 51,862 Class A ordinary shares underlying the Initial Senior Convertible Notes remaining unsold from the Initial Registration Statement (as defined below), (ii) 6,588,969 additional Class A ordinary shares underlying the Initial Senior Convertible Notes as a result of the Omnibus Amendment (as defined below), and (iii) 3,059,521 Class A ordinary shares underlying the January Note.

The Registration Statement of which this combined Prospectus Supplement forms a part, together with this Prospectus Supplement and the Original Prospectus, as such may be amended or supplemented from time to time (collectively, the “Registration Statement”), relate to the offer and resale from time to time of up to 9,648,490 Class A ordinary shares, consisting of 6,588,969 additional Class A ordinary shares underlying the Initial Senior Convertible Notes (as defined below) as a result of the Omnibus Amendment, and 3,059,521 Class A ordinary shares underlying the January Note.

In addition, pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), this combined Prospectus Supplement and Original Prospectus constitute supplements to, and form a part of, Registration Statement No. 333-290528 (the “Initial Registration Statement”). The Initial Registration Statement registered the resale of up to 1,215,299 Class A ordinary shares, of which 51,862 remain unsold as of the date of this combined Prospectus Supplement.

The Selling Shareholder may, from time to time, sell the Class A ordinary shares offered by them described in the Original Prospectus. We will not receive any proceeds from the sale of Class A ordinary shares by the Selling Shareholder. See “Use of Proceeds” for additional information. We will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder’s Class A ordinary shares. The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of their Class A ordinary shares.

Our Class A ordinary shares are listed on The Nasdaq Global Market under the symbol “BGL” and our warrants are listed on The Nasdaq Capital Market under the symbol “BGLWW.” On July 29, 2026 the closing price of our Class A ordinary shares was $0.21 per share and the closing price of our warrants was $0.05. Our securities have recently experienced extreme volatility in price and trading volume. From June 26, 2025, the first day of trading, to July 29, 2026, the closing price of our Class A ordinary shares ranged from as low as $0.20 to as high as $133.00 and daily trading volume ranged from 30,900 to 29,059,500 Class A ordinary shares. Likewise, during the same period, the closing price of our warrants ranged from as low as $0.04 to as high as $0.75 and daily trading volume ranged from 0 to 1,803,071 warrants. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. See “Risk Factors —  Risks Related to the Ownership of Our Securities  — The price of the Blue Gold Limited Class A ordinary shares may fluctuate significantly, which could negatively affect Blue Gold Limited and holders of its Class A ordinary shares.”

This Prospectus Supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This Prospectus Supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read this entire Prospectus Supplement and Original Prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary - Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary - Foreign Private Issuer.”

Investing in our Class A ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 9 of the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this Prospectus Supplement, or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 5, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 8, 2026, Blue Gold Limited (the “Company” or “BGL”) announced strategic initiatives to regain compliance with the Nasdaq Stock Market LLC (“Nasdaq”) continued listing requirements and strengthen its financial position.

The Company issued a press release, attached hereto as Exhibit 99.1, announcing a series of balance sheet optimization transactions that are expected to improve the Company’s shareholders’ equity by approximately $30 million, thereby enabling compliance with the shareholders’ equity requirement for continued listing on the Nasdaq Global Market.

In connection with these strategic initiatives, the Company entered into a Deed of Settlement and Conversion dated July 8, 2026 (the “Deed”), attached hereto as Exhibit 99.2, among Future Global Resources Limited (“FGRL”), FGR Bogoso Prestea Ltd (“FGR”), the Company, and Blue Gold Bogoso Prestea Ltd (“BGBPL”), relating to certain liabilities and obligations in connection with the Bogoso-Prestea asset purchase completed pursuant to the Purchase and Assumption Agreement dated January 27, 2024.

Key Terms of the Deed of Settlement and Conversion

The material terms of the Deed include the following:

(a) Confirmation and Release of GSR Liabilities. FGRL has confirmed that the GSR Liabilities (including Contingent Consideration Liabilities and NSR Royalty Payments, each as defined in the Deed) remain liabilities of FGRL and do not pass to BGBPL. BGBPL is released from any obligations with respect to such liabilities.

(b) Conversion of Accounts Payable. US$3,617,176 of accounts payable owed by BGBPL to FGR shall be satisfied by the issuance by BGL of 3,617 shares of Series A Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) to FGRL.

(c) CalBank Deposit Assignment. A US$3,500,000 deposit held at CalBank (constituting an Environmental Protection Agency bond for an asset retirement obligation) shall be assigned to BGBPL. As consideration and acknowledgement of such assignment, BGL shall issue 3,500 shares of Series A Preferred Stock to FGRL.

(d) Series A Preferred Stock Terms. The Series A Preferred Stock has the following key terms: (i) each share is convertible into 1,000 shares of common stock (Class A ordinary shares); (ii) the shares are non-voting; (iii) there is no mandatory redemption; (iv) BGL may redeem the shares at its option after 12 months at face value; (v) holders may convert the shares after 12 months, subject to the Conversion Cap (as defined below); and (vi) upon a change of control, holders shall receive the same consideration as common stockholders on an as-converted basis.

(e) Conversion Cap. The conversion of Series A Preferred Stock into common stock is subject to a cap of 19.99% of the common stock outstanding immediately prior to the issuance of the Series A Preferred Stock (the “Conversion Cap”), in compliance with Nasdaq Listing Rules.

(f) Stockholder Approval. Stockholder Approval (as defined in the Deed) is required to exceed the Conversion Cap. The Company intends to seek such approval at a future meeting of shareholders.

(g) Financial Viability Exception. The Deed provides that, if any delay in obtaining Stockholder Approval would seriously jeopardize the financial viability of the Company, the Company may rely on the financial viability exception under Nasdaq Listing Rule 5635(f), subject to applicable approvals, shareholder-notice and public-announcement requirements.

Extraordinary General Meeting and Reverse Share Split

The Company has announced that an extraordinary general meeting (“EGM”) will be held on July 24, 2026 (record date: July 7, 2026) to seek shareholder authorization for the Board of Directors to determine the timing and ratio of a reverse share split of the Company’s Class A ordinary shares.

Transfer to Nasdaq Capital Market

If the Company regains compliance with Nasdaq continued listing requirements, it intends to transfer the listing of its Class A ordinary shares (ticker: BGL) and warrants (ticker: BGLWW) from the Nasdaq Global Market to the Nasdaq Capital Market.

The information contained in this Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 9, 2026
99.2	Deed of Settlement and Conversion, dated July 8, 2026

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

3

Exhibit 99.1

Blue Gold Ltd Announces Initiatives to regain Nasdaq Compliance and Strengthen its Financial Position

NEW YORK, NY, July 9, 2026 /PRNewswire/ — Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) (“Blue Gold” or the “Company”), a gold mining company with the infrastructure to deliver gold from mine-to-wallet, today announced that it has undertaken several initiatives to regain compliance with Nasdaq continued listing requirements and strengthen the Company’s financial position.

Strengthening the Business

Blue Gold is undertaking a series of initiatives designed to regain compliance with Nasdaq continued listing requirements, strengthen its financial position, and optimize its capital structure and operating costs.

●	The Company has entered into agreements which optimize its balance sheet while increasing its shareholders’ equity. Collectively, these transactions, along with the revaluation of warrant liabilities, are expected to improve shareholders’ equity by approximately $30 million. This improvement is expected to enable the Company to satisfy the shareholders’ equity requirement for continued listing on the Nasdaq Global Market.

●	Blue Gold has announced an Extraordinary General Meeting (“EGM”) to be held on July 24, 2026, at which shareholders of record as of July 7, 2026 may vote, to seek authorization for the board of directors of the Company to determine the timing and size of any reverse share split, and any conditions that may be required. If approved, the Board will determine whether to implement the share split based on the Company’s share price performance and any applicable Nasdaq compliance deadlines.

●	If the Company regains compliance with the continued listing requirements, it intends to apply to transfer the listing of its Class A ordinary shares and warrants from the Nasdaq Global Market to the Nasdaq Capital Market, which provides more leeway to maintain continued compliance in the future.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) is a gold mining company with the infrastructure to deliver gold from mine-to-wallet. The Company’s mission is to explore, develop and operate high quality mining projects while leveraging modern technologies to sell the gold directly to end customers in tokenized form. Blue Gold prioritizes growth, sustainable development, and transparency in all its business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: the Company’s ability to satisfy Nasdaq’s continued listing requirements within applicable deadlines; the outcome and timing of proceedings; the Company’s ability to reduce operating costs as anticipated; general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldltd.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Further Information Contact:

Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com

Exhibit 99.2

Private & Confidential

Dated 8th July 2026

FUTURE GLOBAL RESOURCES LIMITED

FGR BOGOSO PRESTEA LTD

BLUE GOLD LIMITED

and

BLUE GOLD BOGOSO PRESTEA LTD

DEED OF SETTLEMENT AND CONVERSION

relating to certain liabilities in connection with the

Bogoso-Prestea asset purchase

THIS DEED is made on 08 July 2026

BETWEEN:

(A)	FUTURE GLOBAL RESOURCES LIMITED, a company incorporated in [England and Wales] with registered number 12380930 whose registered office is at 124 City Road, London, England, EC1V 2NX (“FGRL”);

(B)	FGR BOGOSO PRESTEA LTD, a private limited liability company incorporated in Ghana with registered number CS249932018 whose registered office is at One Airport Square, Accra, Ghana (“FGR”);

(C)	BLUE GOLD LIMITED, a company incorporated in the Cayman Islands whose registered office is at 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands (“BGL”); and

(D)	BLUE GOLD BOGOSO PRESTEA LTD, a private limited liability company incorporated in Ghana with registered number CS012590124 whose registered office is at 4 Momotse Avenue, Adabraka, Accra, Ghana (“BGBPL”),

each a “Party” and together the “Parties”.

WHEREAS

(A)	The Parties are party to, or connected with, the asset purchase surrounding the Bogoso and Prestea mine (the “Asset Purchase”) effected under the Purchase and Assumption Agreement.

(B)	Certain liabilities owing to FGR were treated as passing to BGBPL in connection with the Asset Purchase. The Parties have agreed to confirm that those liabilities do not pass to BGBPL and to release BGBPL from them on the terms of this Deed.

(C)	The Parties have further agreed that certain accounts payable owing by BGBPL to FGR shall be satisfied by the issue by BGL of Series A Perpetual Convertible Preferred Stock to FGRL, on the terms of this Deed.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Deed, unless the context otherwise requires, the following words and expressions have the following meanings:

Asset Purchase	has the meaning given in Recital (A);

Contingent Consideration Liabilities	the liability of FGRL to make the NSR Royalty Payments and the Sulphides Contingent Payment owing to or in respect of Golden Star Resources Limited;

Conversion Cap	has the meaning given in clause 3.3;

Converted Payables	US$3,617,176 of accounts payable due to FGR by BGBPL;

Deposit	has the meaning given in clause 4.1;

GSR Liabilities	the Contingent Consideration Liabilities, to include the GSR NSR Royalty Payments, being liabilities of FGRL falling within the Excluded Liabilities under the Purchase and Assumption Agreement;

Purchase and Assumption Agreement	the asset purchase and assumption agreement dated 27 January 2024 between FGR, BGBPL and Bogoso Gold Streaming Plc;

Series A	the Series A Perpetual Convertible Preferred Stock of BGL having the terms set out in clause 3.2;

Stockholder Approval	the approval of the holders of BGL’s common stock required under the applicable rules of the Nasdaq Stock Market to permit conversion of the Series A in excess of the Conversion Cap;

1.2	Capitalised terms used but not defined in this Deed have the meaning given to them in the Purchase and Assumption Agreement and, where applicable, the Royalty Agreement.

1.3	Clause headings do not affect interpretation. References to a clause are to a clause of this Deed. The Recitals form part of this Deed.

2.	LIABILITIES NOT PASSING TO BGBPL

2.1	GSR Liabilities. FGRL confirms that the GSR Liabilities are, and shall remain, liabilities of FGRL, do not pass over to or become liabilities of BGBPL in connection with the Asset Purchase, and (for the avoidance of doubt) fall within the Excluded Liabilities under the Purchase and Assumption Agreement. FGRL confirms that BGBPL has no future payment obligation in respect of the Contingent Consideration Liabilities, and FGRL irrevocably and unconditionally releases and discharges BGBPL from any such liability or obligation.

2.2	Binding effect. The confirmations and releases in this clause 2 are immediately binding on the Parties on the date of this Deed and are not conditional on the matters described in clause 5.

3.	CONVERSION OF ACCOUNTS PAYABLE INTO SERIES A PREFERRED STOCK

3.1	Agreement to convert. FGR, BGBPL and BGL agree that the Converted Payables shall be satisfied by the issue by BGL to FGRL of 3,617 shares of Series A. Upon issue of such Series A in accordance with clause 3.4, the Converted Payables shall be treated as fully and finally settled and discharged.

3.2	Terms of the Series A. The Series A shall have the following terms:

3.2.1	each share of Series A is convertible into 1,000 shares of common stock of BGL, subject to the Conversion Cap;

3.2.2	the Series A shall be a non-voting series of preferred stock;

3.2.3	the Series A shall carry no mandatory redemption rights and BGL shall not be obligated to redeem the Series A;

3.2.4	the Series A shall be redeemable, at face value, solely at the option of BGL, at any time beginning twelve (12) months from the date of issue;

3.2.5	holders of the Series A may convert into common stock at any time, or from time to time, beginning twelve (12) months from the date of issue, subject always to the Conversion Cap; and

3.2.6	in the event of a change of control or other liquidity event, holders of the Series A shall receive the exact same consideration as the holders of common stock (stock-for-stock, or cash-for-cash).

3.3	Nasdaq Conversion Cap. Notwithstanding any other provision of this Deed or the terms of the Series A, the Series A shall not be convertible into, and BGL shall not issue upon conversion, any shares of common stock to the extent that such issue, when aggregated with all other shares of common stock then issued or issuable upon conversion of the Series A (and with any other issue required by applicable Nasdaq listing rules to be aggregated therewith), would result in the issue of common stock equal to or exceeding 19.99% of the number of shares of common stock of BGL outstanding immediately prior to the issue of the Series A (the "Conversion Cap"). The Conversion Cap shall apply subject to clause 5.4. The certificate of designations (or equivalent constitutional instrument) governing the Series A shall give effect to the Conversion Cap.

3.4	Issue as a follow-on action. BGL shall take all steps necessary to issue and allot the Series A to FGRL as soon as reasonably practicable following satisfaction of the conditions in clause 5.1. The issue of the Series A shall be effected as an action taken pursuant to this Deed and not by this Deed itself.

3.5	FGR group intercompany. The Parties acknowledge that the satisfaction of the Converted Payables by issue of Series A to FGRL is effected at the direction of the FGR group, and that the allocation and settlement of intercompany balances between FGR, FGRL and other members of the FGR group arising as a result is a matter for the FGR group alone and is not an obligation owed to, or enforceable by, BGL or BGBPL under this Deed.

4.	CALBANK DEPOSIT AND ASSET RETIREMENT OBLIGATION

4.1	The Deposit. A deposit in the amount of US$3,500,000 (the “Deposit”) is presently held on account with CalBank in Ghana as part of an Environmental Protection Agency bond in respect of the asset retirement obligation (the “ARO”) for the Bogoso and Prestea mine (the “Mine”).

4.2	Assignment of the Deposit.

4.2.1	FGR hereby assigns, transfers and sets over to BGBPL, absolutely, and BGBPL hereby accepts, all of FGR’s right, title, benefit and interest of whatever nature (whether legal, equitable, beneficial, contractual or otherwise) in and to the Deposit, together with all rights to receive the same on its release (if any).

4.2.2	To the extent that any part of the Deposit cannot, for any reason, be assigned or transferred with effect as set out above, FGR shall hold that part on trust for BGBPL absolutely and shall account to BGBPL for it accordingly.

4.3	Mandate and further assurance.

4.3.1	FGR shall, and shall procure that its affiliates shall, as soon as reasonably practicable, execute and deliver all such documents and do all such things as BGBPL may reasonably require to transfer, novate or re-issue the mandate or account arrangements held with CalBank (and, if required, to obtain the consent of the Environmental Protection Agency or any other relevant person) so as to give full effect to the assignment in clause 4.2 and to vest control of the Deposit in BGBPL.

4.3.2	Each Party shall, at its own cost, execute such further documents and take such further action as may reasonably be required to give effect to this clause 4.

4.4	Acknowledgement shares.

4.4.1	In consideration of the assignment in clause 4.2, and subject to clause 5, BGL shall issue 3,500 shares of Series A to FGRL free from any restriction on conversion, forfeiture or return.

4.4.2	BGL shall retain the right to redeem such Series A, at face value, at its sole discretion.

5.	CONDITIONS, NASDAQ COMPLIANCE AND STOCKHOLDER APPROVAL

5.1	Conditions to issue. The issue of the Series A under clauses 3 and 4 is conditional upon, and shall not take effect until, the following conditions have been satisfied:

5.1.1	the board of directors of BGL having approved the creation and issue of the Series A and the adoption of a certificate of designations (or equivalent constitutional instrument) setting out the terms of the Series A (including the Conversion Cap); and

5.1.2	such issue being permitted under the constitutional documents of BGL and the laws of the Cayman Islands.

5.2	Nasdaq compliance. The Parties shall structure and implement the issue and any conversion of the Series A so as to comply with the applicable rules of the Nasdaq Stock Market.

5.3	Stockholder Approval. The Parties intend that, by reason of the Conversion Cap, the issue of the Series A shall not require Stockholder Approval as a condition to issue. The Conversion Cap shall cease to apply only upon, and to the extent of, Stockholder Approval having been obtained or Nasdaq confirming that such approval is not required. If BGL wishes to permit conversion of the Series A in excess of the Conversion Cap, it shall use reasonable endeavours to seek Stockholder Approval at the next annual or special meeting of its stockholders, and pending receipt of Stockholder Approval (or such confirmation from Nasdaq) the Conversion Cap shall continue to apply in full. For the avoidance of doubt, the failure to obtain Stockholder Approval shall not affect the validity of the issue of the Series A or the settlement of the Converted Payables under clause 3.1.

5.4	Financial viability exception. Where any delay in securing Stockholder Approval would seriously jeopardise the financial viability of BGL, BGL may, in lieu of seeking Stockholder Approval, apply to rely on the financial viability exception under Nasdaq Listing Rule 5635(f), subject to the prior approval of its audit committee (or a committee comprised of independent, disinterested directors) and compliance with the related shareholder-notice and public-announcement requirements.

5.5	Endeavours and binding clause 2. The Parties shall use their respective reasonable endeavours to procure the satisfaction of the conditions in clause 5.1 as soon as reasonably practicable. For the avoidance of doubt, the confirmations and releases in clause 2 are not subject to this clause 5 and take effect immediately on the date of this Deed.

6.	GENERAL

6.1	No amendment of existing agreements. Nothing in this Deed is intended to, or shall be construed so as to, amend the Purchase and Assumption Agreement or the Royalty Agreement save to the extent expressly set out in this Deed. Save as expressly varied or confirmed by this Deed, the Purchase and Assumption Agreement and the Royalty Agreement remain in full force and effect.

6.2	Counterparts. This Deed may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original, and all the counterparts together shall constitute one and the same instrument.

6.3	Third party rights. A person who is not a party to this Deed shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

6.4	Governing law and jurisdiction. This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England, and the Parties irrevocably submit to the exclusive jurisdiction of the courts of England.

IN WITNESS WHEREOF this Deed has been executed and delivered as a deed on the date first stated above.

EXECUTED as a DEED by FUTURE GLOBAL RESOURCES LIMITED (in respect of the GSR release and as recipient of the Series A)

/s/ Kevin Clark		/s/ Rachel Wells
Signature of Director		Signature of witness
Name:	Kevin Clark	Name:	Rachel Wells
		Address:	10 Springbourne Close, Gowerton, Swansea. SA4 3BB. UK

EXECUTED as a DEED by FGR BOGOSO PRESTEA LTD (in respect of the Royalty release)

/s/ Kevin Clark		/s/ Rachel Wells
Signature of Director		Signature of witness
Name:	Kevin Clark	Name:	Rachel Wells
		Address:	10 Springbourne Close, Gowerton, Swansea. SA4 3BB. UK

EXECUTED as a DEED by BLUE GOLD LIMITED (as issuer of the Series A)

/s/ Andrew Cavaghan		/s/ Holly Nesbitt-Larking
Signature of Director		Signature of witness
Name:	Andrew Cavaghan	Name:	Holly Nesbitt-Larking
		Address:	18 Fanshawe Street, Hertford, SG14 3AT, UK.

EXECUTED as a DEED by BLUE GOLD BOGOSO PRESTEA LTD (as released party)

Signature of Director		Signature of witness
Name:		Name:
Address:

Secondary offering of up to 9,700,352 Class A ordinary shares offered by the Selling Shareholder

Prospectus Supplement

August 5, 2026